SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. (Corporate Tax Registration) no. 06.164.253/0001 -87
N.I.R.E. (Companies Registrar) no. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 8, 2005

Date, Time and Place of Meeting: Held on April 8, 2005, at 09:00 a.m., at the company’s headquarters located at Rua Tamoios, no. 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the city of São Paulo, State of São Paulo. Attendance: All of the members of the company’s Board of Directors. Call for meeting: waived, since all the members of the company’s Board of Director’s were present. Presiding Board: as Chairman of the meeting, Mr. Constantino de Oliveira Júnior invited me, Henrique Constantino, to be the meeting’s secretary. Agenda: To resolve on (a) authorizing the company’s Executive Board to take all steps and carry out all actions required to increase the company’s capital, within the limits of the authorized corporate capital, by issuing preferred stock, to be publicly distributed in Brazil and abroad in the form of American Depositary Shares ("ADSs"), each of which shall represent two (2) preferred shares, as evidenced by American Depositary Receipts ("ADRs"), by means of a registered public offering registered with both the Brazilian Securities Commission (“CVM” – Comissão de Valores Mobiliários) and the Securities and Exchange Commission of the United States of America (“SEC”); (b) ratification of all the other acts of the Company’s Executive Board, with a view to carrying out the public distribution mentioned in item (a) above; (c) increasing the Company’s capital within the limits of its authorized capital, pursuant to its Bylaws, by means of a public offering of preferred stock; (d) how the shares that are to be issued shall be placed; (e) exclusion of the rights of first refusal of the Company’s stockholders in connection with subscription of the new shares; (f) the rights that the shares that are to be issued shall confer upon their holders; and (g) the destination of the funds the Company shall acquire as a result of the capital increase. Resolutions: By unanimous vote, the members of the Board of Directors resolved to: (a) authorize the Executive Board, as of now, to take all steps and carry out all actions required to increase the Company’s capital, within the limits of its authorized capital, by issuing preferred stock, with no face value, to be offered to the public through a primary public distribution, to be carried out simultaneously in Brazil, by means of an offering registered with Brazilian Securities Committee (CVM), and abroad, by means of an offering of ADSs to be registered with the SEC. The said primary public distribution may come to be executed concomitantly with the secondary public distribution of preferred shares issued by the Company and held by its stockholders, both distributions to be registered with the CVM and the SEC. To this end, the Executive Board is vested in full powers to take all steps required to execute the aforementioned public distributions and, in particular, in the powers to represent the Company vis à vis the CVM, the Central Bank of Brazil, domestic and foreign stock exchanges, the SEC, the Brazilian Settlement and Custody Company (“CBLC”- Companhia Brasileira de Liquidação e Custódia) and the National Association of Securities Dealers ("NASD"), its being allowed to undertake or authorize the undertaking of any actions and/or negotiate and sign any contracts, communications, notices, certificates, documents or instruments it may deem necessary or appropriate to carry out the public distribution, including but not being limited to the Registration Statement to be filed with the SEC, the Distribution Prospectus to be filed with the CVM, the Coordination contract and the Firm Guarantee of Subscription, Acquisition and Placement of Preferred Shares of Gol Linhas Aéreas Inteligentes S.A and the Underwriting Agreement; (b) ratify all the other actions already carried out by the Company’s Executive Board with a view to executing the public distributions mentioned in item (a) above; (c) to approve the increase of the Company’s capital within the limits of its authorized capital, by means of an issue for public subscription of up to seven million, seven hundred and twenty five thousand, eight hundred and eleven (7,725,811) registered preferred shares with no face value. As a result, they resolve, furthermore, to approve that the price of issue of the shares and its justification, the total quantity of preferred shares to be issued, and the other conditions of the public offering be defined at a later date by the Board of Directors, at a meeting to be called for this purpose, at a point in time prior to when the CVM shall grant registration of this public offering; (d) approve the placement of the shares that are the object of the capital increase by means of a public offering in Brazil (the “Brazilian Offering”) and abroad (the “International Offering”) in the form of ADSs (American Depositary Shares) (the Brazilian Offering and the International Offering being referred to, jointly, as the “Global Offering”). The Brazilian Offering shall be carried out in the over-the-counter, non-organized market, pursuant to CVM Instruction no. 400 of 12.29.2003 (“CVM Instruction 400”), by means of the procedure described in a Notice to the Market to be published by the Company regarding the Brazilian Offering, as well as in the preliminary prospectus and in the other documents of the offering, pursuant to the provisions of articles 33, paragraph 3 and 24 of CVM Instruction 400, and submitted for registration at the CVM. The International Offering, in turn, shall be carried out pursuant to the United States Securities Act of 1933, as amended, and submitted for registration at the SEC; (e) approve the exclusion of the rights of first refusal of the Company’s current stockholders regarding subscription of the new shares, pursuant to the provisions of article 172 of Law no. 6.404 of 12.15.1976, as amended, and the Company’s Bylaws; (f) approve that the holders of the preferred shares that are the object of this capital increase be granted, as of the date of their issue, the same rights conferred upon the current preferred shares according to the Bylaws of the Company and applicable laws, so that they are entitled to receive full dividends and other revenues of any nature that may come to be distributed by the Company; and (g) approve the use of the funds that shall be acquired by increasing the Company’s capital to pay in the sum total of a capital increase to be made in the Gol Transportes Aéreos S.A. subsidiary. Adjournment of the Meeting and Drawing Up of the Minutes: The floor having been offered to whosoever might have wanted to make use of it, but no one having done so, the meeting was adjourned for the time necessary to draw up the present minutes; the meeting having been reopened, the minutes were read and checked by the attendees, who proceeded to sign them. I certify that this is a true copy of the Minutes drawn up in the company’s records.

São Paulo, April 8, 2005

PRESIDING BOARD:	__________________________________________
Constantino de Oliveira J–nior - Chairman

___________________________________________
Henrique Constantino - Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.